EXHIBIT 99.1

Endeavour Silver Provides 2018 Production and Cost Guidance, Targeting 20% Increase in Production to 5.8-6.4 Million oz Silver and 58-64,000 oz Gold for 10.2-11.2 Million oz Silver Equivalent

VANCOUVER, British Columbia, Jan. 25, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX:EDR) (NYSE:EXK) issued today the 2018 production and cost guidance for its three operating mines and one development project in Mexico: the Guanaceví mine in Durango state, the Bolañitos and El Cubo mines in Guanajuato state, and the El Compas mine, now under development in Zacatecas state.

In 2018, silver equivalent production is expected to increase by 20% compared to 2017.  Endeavour forecasts higher silver and gold production at all three existing mines as well as initial production from the new fourth mine at El Compas by the end of March, with commercial production scheduled for the end of July.

With the higher forecast production, cash costs and all-in sustaining costs are expected to decline in 2018 compared to 2017.  The 2018 capital budget will increase from 2017 due to the development of the new El Compas mine, and two new high grade orebodies at Guanacevi, whereas the exploration budget will decrease as the focus shifts towards more development activities this year.

2018 Production Guidance

Silver production is anticipated to be in the range of 5.8-6.4 million ounces (oz) and gold production is expected be in the 58,000-64,000 oz range. Silver equivalent production is forecast to be 10.2-11.2 million oz using a 75:1 silver:gold ratio , as shown in the table below.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanacevi	2.2-2.5	5.0-5.5	2.6-2.9	900-1,050
Bolanitos	1.0-1.1	23.5-25.5	2.8-3.0	1,100-1,250
El Cubo	2.5-2.7	22.5-24.5	4.2-4.5	1,300-1,450
El Compas	0.1-0.1	7.0-8.5	0.6-0.8	0-250(1)
Total	5.8-6.4	58.0-64.0	10.2-11.2	3,300-4,000

(1)  El Compas is scheduled to achieve commercial production by the end of July 2018

Bradford Cooke, Endeavour CEO, commented, “We are looking forward to a much better year, with higher production and lower costs in 2018, owing to improved operating performance at each of the three existing mines and the development of our fourth mine into commercial production.

“Guanacevi should continue to improve this year as the mine completes its recovery from the operating issues that held it back last year.  Bolanitos and El Cubo should both see higher production from steady throughput, higher silver grades and improving metal recoveries.

“We look forward to bringing Endeavour’s fourth mine into commercial production in the third quarter as the El Compas construction program nears completion. Over the next few months, we anticipate a number of potential material developments to catalyze our future growth, including:

  Update of the El Compas project construction and optimized mine plan and economics
  Completion of construction and commissioning of production at El Compas
  Release of an optimized pre-feasibility study for Terronera
  Receipt of the final government environmental permits for Terronera
  Continued exploration results from Parral and other projects
  Additional acquisitions to expand our development project pipeline

“All in all, 2018 should be a rewarding year for Endeavour Silver shareholders, outlining our commitment to ensure both the sustainability of our current operations while investing in our development pipeline to fuel future growth.”

Operating Mines

At Guanaceví, mine performance should continue to improve over the course of 2018. After resolving several operating issues in 2017, management recently launched a seven month mine-site training program aimed at significantly improving workforce productivity and cutting costs. Plant throughput should rise from the 900 tpd in Q4, 2017 to 1,050 tpd in Q4, 2018 and average 1,000 tpd in 2018. Two new orebodies at Milache and SCS are being developed to commence production before year-end in order to reduce the onus on Porvenir Norte and Santa Cruz and increase operational flexibility.

At Bolañitos, steady mine production and plant throughput are forecast at 1,200 tpd similar to 2017, primarily from the LL-Asunción and Plateros vein orebodies plus some historic mine fill. Silver grades are expected to be higher than 2017 but gold grades will be lower. An improvement in metal recoveries is expected due to modifications in the flotation circuit implemented late last year.

At El Cubo, mine production and plant throughput will also continue steady at 1,400 tpd from the V-Asunción, Dolores, and San Nicolas veins. Ore grades should increase considerably as a higher grade area of the V-Asuncion orebody is scheduled for mining this year. Metal recoveries should rise incrementally after modifying the flotation circuit late last year.

Operating Costs

Cash costs, net of gold by-product credits, are expected to be $6.00-$7.00 per oz of silver produced in 2018. Consolidated cash costs on a co-product basis are anticipated to be $10.00-$11.00 per oz silver and $750-$800 per oz gold.

All-in sustaining costs (AISC), net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $15.00-$16.00 per oz of silver produced in 2018 reflecting new investments in exploration and development programs. When non-cash items such as stock-based compensation are excluded, AISC are forecast to be in the $14.50-$15.50 range. Excluding the investment to develop the SCS and Milache ore bodies into production at Guanacevi, AISC would decrease by $2.00 per oz to $13.00-$14.00 per oz.

On a co-product basis, AISC are anticipated to be $15.50-$16.00 per oz silver and $1,150-$1,200 per oz gold. Direct operating costs are estimated to be in the range of $80-$85 per tonne.

Management has assumed a $17 per oz silver price, $1,275 per oz gold price, and 19:1 Mexican peso per US dollar exchange rate for its 2018 cost forecasts.

2018 Capital Budget

In 2018, Endeavour plans to invest $48.4 million on capital projects including $41.1 million in sustaining capital at the four operating mines and $7.3 million in growth capital at the two development projects.  At current metal prices, the sustaining capital investments will be covered by operating cash flow.

Growth capital of $7.2 million is budgeted to complete the construction of the El Compas project to commercial production.

At Guanacevi, a capital budget of $25.9 million is planned for 2018, including sustaining capital of $10.3 million to develop 9.2 kilometres (km) of mine access at the North Porvenir and Santa Cruz mines. A total of  $13.3 million is budgeted to development the new ore bodies. An additional $2.3 million will be invested on site infrastructure, including plant and office equipment and building improvements.

At Bolañitos, a capital budget of $2.6 million is planned for 2018, including $0.5 million on mine development to access resources in LL-Asunción and Plateros veins, plus mineralized fill from historic stopes not included in resources. An additional $2.1 million is planned for supporting site infrastructure, including mobile equipment, plant equipment, office equipment and building improvements.

At El Cubo, a capital budget of $12.6 million is planned for 2018, including 5.9 km of mine development for $7.6 million, $2.0 million for refurbishment of underground mobile equipment, $1.8 million to increase the capacity of the tailings facility and an additional $1.2 million for site infrastructure, including vehicles, plant equipment, office equipment and building improvements.

In 2017, Endeavour received government environmental permits to build the Terronera mine and plant but the Company still awaits receipt of the dumps and tailings permits.  Upon receipt of these final permits, and assuming a positive production decision and appropriate debt financing, the 2018 growth capital budget will be amended accordingly.

Mine	Mine Development	Other Capital	Sustaining Capital	Growth Capital	Total Capital
Guanaceví	$23.6 million	$2.3 million	$25.9 million	-	$25.9 million
Bolañitos	$0.5 million	$2.1 million	$ 2.6 million	-	$2.6 million
El Cubo	$7.6 million	$5.0 million	$12.6 million	-	$12.6 million
El Compas	-	-	-	$7.2 million	$7.2 million
Corporate	-	-	-	$0.1 million	$0.1 million
Total	$29.0 million	$6.6 million	$41.1 million	$7.3 million	$48.4 million

Exploration Budget

In 2018, the Company plans to drill 44,000 metres (m) and spend $11.1 million on brownfields and greenfields exploration, development engineering, and land payments across its portfolio of properties. At the three existing mines, 17,000 m of core drilling are planned at a cost of $2.8 million. At the exploration and development projects, expenditures of $8.3 million are planned to drill 27,300 m, to advance engineering studies and meet property holding obligations.

At El Compas, 6,600 m will be drilled for $1.0 m primarily on the Calicanto concessions. The 2018 drilling will further test the new zones of high grade mineralization within the Misie-Karla-Karla HW and Calicanto veins discovered in 2017.

At Terronera, $1.7 million will be spent to complete an updated pre-feasibility study and a 6,600 m drill program. The 2018 drilling will focus on extending mineralization in the Terronera vein to the southeast of the current resource, plus testing other veins.

At Parral, $2.2 million will be spent on drilling 12,000 m to extend historic and new resource areas and complete a preliminary economic assessment.

In Chile, the Company will conduct a 3,000 m drill program on one property exploring for bulk tonnage silver-lead-zinc manto mineralization.

Project	2018 Activity	Drill Metres	Expenditures (millions)
Guanaceví	Drilling	6,600	$0.8
Bolanitos	Drilling	5,400	$1.0
El Cubo	Drilling	5,000	$1.0
El Compas	Drilling	6,600	$1.0
Terronera	Drilling/Update PFS	5,400	$1.2
Parral	Drilling/PEA	12,000	$2.2
Guadalupe y Calvo	Mapping	-	$0.2
Chile	Drilling	3,000	$1.3
Mexico	Holding Costs/Land Payments	-	$2.4
Total		44,000	$11.1

About Endeavour – Endeavour Silver Corp. is a mid-tier precious metals mining company with three high-grade, underground, silver‑gold mines in Mexico. In 2018, the Company is forecasting a 20% production increase to 10.2-11.2 million oz silver equivalent. Endeavour has a compelling pipeline of silver-gold exploration and development projects and plans to build new mines over the next three years to fuel its next stage of organic growth. Our mission is to become a premier senior producer in the silver mining sector.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018 and the timing and results of various future activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.